Suite #1404 - 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel:  604-682-5629
Fax:  604-682-1044

November 2, 2010

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Larry Spirgel
Assistant Director
Corporate Finance Division

Dear Sir:

Re:	Nexaira Wireless Inc.
Form 10-K for Fiscal Year Ended October 31, 2009
Filed January 29, 2010
File No. 000-53799

Thank you for your letter of October 15, 2010 with respect to the Form 10-K for the fiscal year ended October 31, 2009 of Nexaira Wireless Inc. (the "Company") and the Definitive Proxy Statement filed by the Company on May 27, 2010. We confirm that we will comply with your comments and the information detailed in your letter will be included in the Company's future filings on Form 10-K and in its future definitive proxy statements.

As stated in a telephone conversation on October 26, 2010 between Mr. Ralph Proceviat, our CFO, and Mr. Ajay Koduri regarding our intended response, we are enclosing the required disclosure for the filings and periods in question. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter.

Form 10-K for the fiscal year ended October 31, 2009

Definitive Proxy Statement filed on May 27, 2010

Nomination and Election of Directors, page 7

1.

Please disclose the specific experiences, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for your company. Refer to Item 401(e) of Regulation S-K.

Company Response

George B. (Brad) Weinert, Director

Mr. Weinert has been a director of the Company since September 29, 2009. He brings over 25 years of professional management experience in a variety of high-technology market segments including wireless data networking, computer software, local and wide area networking, telecommunications, online commerce and computer hardware and peripherals. He served as president for Novatel Wireless from August 2007 to December 2008 and as acting CEO from November 2006-2007. While at Novatel, Mr. Weinert held increasingly responsible positions, including chief operating officer (November 2006 to August 2007), and senior vice president of business development (March 2003 to April 2006). From February 1999 to December 2001, he worked for Novatel in product management and corporate strategy capacities and was responsible for developing the IPO road show, technology & product roadmap, corporate strategy, corporate marketing, strategic partnerships and business development.

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From January 2002 to March 2003, Mr. Weinert served as COO of Okbridge, an Internet gaming and software company. From February 1998 to February 1999, he was vice president product management at IVasion/RouterWare Inc. where he oversaw the design, development and delivery of all commercial and OEM networking products. Mr. Weinert received a Bachelor of Science in Business Administration from San Diego State University.

The Board of Directors has concluded that Mr.Weinert should serve as Chairman of the Board of Directors of the Company because of his 25 years of professional management experience, including holding the key positions of chief executive officer and chief operating officer of a publicly traded company. Mr. Weinert’s experience in high technology and his educational background in business administration brings to the Board in-depth insight into the technology and business issues affecting the Company. Mr. Weinert currently serves as a member of the Audit and Finance Committee.

Mark Sampson, President and CEO, Director

Mr. Sampson has been a director of the Company since September 29, 2009. He has over 20 years of executive management experience in the telecommunications and information technology sectors with data and Internet companies such as AT&T Canada and Telus Advanced Communications and has served as president and chief executive officer of both public and private companies. He was appointed president and a director of Nexaira Inc., the Company’s wholly owned subsidiary, in May of 2008 and chief executive officer in August 2008. From August 2007 to the present, he has been a principal at Level 10 Capital Corp.

From December 2005 to January 2007, Mr. Sampson was Chairman and CEO of GeM Solutions Inc., a publicly traded US company that built and sold security software at the enterprise level to assist companies in controlling security and/or policy abuses regarding electronic communication including email, instant messaging and web surfing. From December 2003 to December 2005, Mr. Sampson was president and CEO of IP Applications Corp., a publicly traded Canadian company that provides business solutions online to Application Service Providers (ASP's) and corporations that use the Internet / Intranet to conduct their business.

Mr. Sampson’s 20 years of experience in the telecommunications and software technology sector, culminating in his service as the Company’s president and CEO, gives him in-depth knowledge of the Company’s business and an understanding of operational and strategic matters impacting the Company. Mr. Sampson’s experience with venture capital financing, private equity investments and acquisitions also provides additional insight to the Board regarding business and management of technology companies. Mr. Sampson currently serves as a member of the Audit and Finance Committee.

Ralph Proceviat, Chief Financial Officer, Director

Mr. Proceviat has been a director of the Company since September 29, 2009. He is a chartered accountant and is a member of the Canadian Institute of Chartered Accountants (CICA) and the BC Institute of Chartered Accountants. He has more than 25 years of business experience in diverse industries including high technology, telecommunications, real estate development and brokerage and manufacturing. He has held various executive positions with public and private organizations operating throughout the United States and Canada. He was appointed chief financial officer of Nexaira Inc., the Company’s wholly owned subsidiary, in May 2008 and is a member of its board of directors. He has been the president of Level 10 Capital Corp. since May 2007.

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In November 2001, Mr. Proceviat joined ThrillTime Entertainment International, Inc. as its chief financial officer to provide financial and business leadership to the board of directors and members of the senior management team operating out of Texas, Colorado and Utah. In July 2002, he was appointed chairman, president and treasurer of the company as well as chairman, president and treasurer of its two US subsidiaries operating out of Salt Lake City, Utah. ThrillTime (prior to its change of name and business) was a publicly traded (Canada and the US) manufacturer and designer of patented thrill rides, earning revenue through ride sales and licensing fees. Mr. Proceviat was responsible for leading the business, finance, regulatory filings, corporate governance, marketing and operational strategies for the organization from November 2001 to April 2005.

From June 2000 to June 2001, Mr. Proceviat was the chief financial officer for NxGen Networks, Inc., a publicly traded U.S. telecommunications company based in Denver, Atlanta and Portland. He led all finance and legal aspects of this public company including the preparation of its business plan, managing a reverse merger, SEC reporting, setting up headquarters, hiring staff and the ultimate sale of the company.

Mr. Proceviat’s extensive operational and financial experience in businesses spans a wide spectrum of industries. Along with his knowledge of public accounting and financial reporting rules and regulations, Mr. Proceviat advises the Company’s Board of Directors on financial and business matters including venture capital financing and private equity investments. Mr. Proceviat currently serves as a member of the Audit and Finance Committee.

James Grey, Director

Mr. Grey has been a director of the Company since September 29, 2009. He is a veteran IT and telecom executive with over 30 years of business development experience for companies including Radiant Communications, BC Telecom, Telus and IBM. Although retired since October 2005, Mr. Grey’s experience in the telecommunication and information technology sector and his leadership experience gained by holding the chief executive and executive vice president positions in high profile telecommunication companies, gives him in-depth knowledge of the Company’s business and an understanding of operational and strategic matters impacting the Company. Mr. Grey’s experience in business and financial management with publicly traded companies provides additional insight to the Board.

From 1999 to October 2005, Mr. Grey was with Radiant Communications. As CEO he managed several rounds of venture financing and took the company public on the Toronto Stock Exchange Venture market. From 1993 to 1999, Mr. Grey was vice president for BC Telecom, where he developed the Data and Internet Services group. In 1996, he assumed responsibility for the regulated Data Services business before co-leading the merger with TELUS in 1999. During this time he also started and chaired the boards of subsidiary companies focused on providing value added services in healthcare and electronic commerce. As executive vice president and president of Advanced Communications he led the Telus expansion of services across Canada. Prior to BC Telecom, Mr Grey had an extensive career with IBM culminating with him being GM for western Canada responsible for the software and services business. Mr. Grey has been active as a board member throughout his career for many private and public companies including Accenture, British Columbia Institute of Technology (BCIT) and Junior Achievement. He was a board member and Chair of NCompass Labs who were purchased by Microsoft in 2000. Mr. Grey currently sits on the board of directors of five companies. He holds a Bachelor of Commerce degree from the University of Manitoba. He majored in accounting and was a gold medalist in auditing.

Michael Donnell, Director

Mr. Donnell has been a director of the Company since May 18, 2010. He has more than 25 years of experience leading public and private telecommunications and software companies ranging in size from start-up phase to organizations with 2,500 employees. He has also provided market development, business planning and financing advice to a number of firms in the telecommunications, hardware and software sectors. He graduated from Central Oklahoma University with a Bachelor of Business Administration degree.

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From September 2008 to August 2009 he was president and CEO of Sutus, a venture backed start-up developing a converged IT and telephony appliance combining a VoIP PBX, le server, email server, router, rewall, wireless access point, and VPN remote access server. He was recruited by the company’s board of directors to resolve significant manufacturing and software development issues and to rationalize the distribution, supply chain, and channel strategies.

From September 2006 to June 2009 Mr. Donnell was president and CEO of New Global Telecom (NGT), a wholesale provider of VoIP services for commercial accounts. From August 2003 to May 2005 he was president and CEO of Zi Corp., a publicly traded US software development technology company focused on integrating embedded software products for electronic devices.

Mr. Donnell’s professional management experience in both public and private telecommunications and software companies makes him uniquely qualified to serve as a director of the Company. Mr. Donnell brings tremendous strength to the Company having held the key position of chief executive officer of both publicly traded and private companies. Mr. Donnell’s past and current involvement providing market development, business planning and financing advice to a number of firms in the telecommunications, hardware and software sectors, will provide great depth and in-sight into the technology and business issues facing the Company.

2.         Please provide the disclosure required by Item 407(h) of Regulation S-K.

Company Response

As outlined below, the Company’ Board of Directors has determined that the positions of principal executive officer and Chairman of the Board should be held by two separate individuals. The Chairman of the Board is not an officer of the Company and can therefore be deemed to the Company’s lead director.

Board Leadership Structure and Role in Risk Management

Mark Sampson	President and Chief Executive Officer (member of the Audit Committee)
Ralph Proceviat	Chief Financial Officer (member of the Audit Committee)
Brad Weinert	Chairman of the Board and Independent director (member of the Audit Committee)
James Grey	Independent director (Chairman of the Audit Committee)
Michael Donnell	Independent director

Mr. Brad Weinert currently serves as the Chairman of the Board of Directors. Mr. Mark Sampson serves as President and Chief Executive Officer of the Company. The Board of Directors believes that the separation of the role of Chairman of the Board from that of the President and Chief Executive Officer provides the preferred form of leadership for the Company. The Board of Directors believes Mr. Sampson’s position as President and Chief Executive Officer encourages clear accountability and effective decision-making, and provides strong leadership for the Company’s employees and other stakeholders. All three independent directors are actively engaged in shaping the Board of Director’s agenda and the Company’s strategy.

Mr. Ralph Proceviat serves as Chief Financial Officer and Director of the Company. He is also a member of the Audit Committee. Mr. Jim Grey, an independent director is Chairman of the Audit and Finance Committee.

Board’s Role in Risk Oversight

The Board of Directors plays an active role in the Company’s risk oversight and is responsible for overseeing the processes established to report and monitor systems that mitigate material risks applicable to the Company. Such oversight is facilitated in large part by the Audit and Finance Committee, which receives reports from management, the internal audit team and the Company’s independent registered public accounting firm regarding audit procedures, accounting and financial controls, disclosure controls, financial risk assessment and risk management. The Audit and Finance Committee discusses the Company’s major risk exposures and the steps that have been taken to monitor and control such exposures with management. In addition, members of the Company’s management may also report directly to the Board of Directors on significant risk management issues.

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Summary Compensation Table, page 15

3.

For the option awards you have made, we note you have not disclosed the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Items 402(n) (2)(vi) and (vii) of Regulation S-K. Please confirm that you will comply.

Company Response

In future filings, we confirm that the Company will disclose that the amounts in the option awards column reflect the aggregate grant date fair value of the stock option awards granted in the respective fiscal year as computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. This disclosure was included in the financial statements under Note 2 Significant Accounting Policies “Stock-based Compensation” in the Company’s Form 10-K for the year ended October 31, 2009. The value of the option awards included in the Compensation Table below now reflects the valuation method recently adopted by the SEC, which is the aggregate grant date fair value of the equity award (see footnote (6)).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen-sation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	Total ($)
Slawek Kajko Former President, Secretary and Treasurer(1)	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Edward Dere Former Vice President(1)	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Nexaira Executives and Directors (2)
Mark Sampson President, CEO and Director	2009 2008	240,000(3) 90,398(3)	Nil Nil	Nil Nil	3,965(6) 26,500(6)	Nil Nil	Nil Nil	Nil Nil	243,965 116,898
Ralph Proceviat CFO, Treasurer and Director	2009 2008	180,000(4) 90,398(4)	Nil Nil	Nil Nil	2,643(6) 17,667(6)	Nil Nil	Nil Nil	Nil Nil	182,643 108,065
JR Yakel Vice President of Sales	2009 2008	147,692 88,154	Nil Nil	Nil Nil	1,322(6) 17,083(6)	Nil Nil	Nil Nil	40,004(5) 116,708(5)	189,018 221,945

(1)	Messrs. Kajko and Dere resigned as directors and officers of our company effective as of September 29, 2009.
(2)	The information provided for Nexaira officers and directors relates to the 12 months of its fiscal year ending October 31, 2009 and the twelve month period ended October 31, 2008.
(3)

This compensation was paid by way of a monthly consulting fee paid to Level Ten Corporate Services, Inc., a Canadian company, pursuant to a Consulting Management Services Agreement with NexAira Inc. In turn Level Ten Corporate Services, Inc paid fees to a Canadian company owned or controlled by Mark Sampson. Consulting fees for the year ended October 31, 2008 commenced February, 2008. Of the $240,000 fees for 2009, $102,300 remains unpaid.

(4)

This compensation was paid by way of a monthly consulting fee paid to Level Ten Corporate Services, Inc, a Canadian company owned or controlled by Ralph Proceviat, pursuant to a Consulting Management Services Agreement with NexAira Inc. Consulting fees for the year ended October 31, 2008 commenced February, 2008. Of the $180,000 fees for 2009, $76,725 remains unpaid.

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(5)

Fees paid to JR Yakel from November 1, 2008 to January 31, 2008 were paid by way of a monthly consulting fee paid to a company owned or controlled by JR Yakel. Effective February 1, 2008, Mr. Yakel’s status changed to that of an employee of our wholly-owned subsidiary, Nexaira, Inc. Other compensation consists of commissions.

(6)

The value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3 years, expected volatility of 50% to 60%, risk free interest rates of 1.31% to 2.89% and expected dividend yield of 0%. The amounts in the Stock Awards column reflect the aggregate grant date fair value of the stock option awards granted in the respective fiscal year as computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures.

Compensation of Directors, page 17

4.

Similarly, please disclose the aggregate grant date fair value of the option awards you have made to your directors that are computed in accordance with FASB ASC Topic 718. Refer to items 402(r)(2)(iii) and (iv) of Regulation S-K.

Company Response

In future filings, we confirm that the Company will disclose that the amounts in the option awards column reflect the aggregate grant date fair value of the stock option awards granted in the respective fiscal year as computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. This disclosure was included in the financial statements under Note 2 Significant Accounting Policies “Stock-based Compensation” in the Company’s Form 10-K for the year ended October 31, 2009. The value of the option awards included in the Compensation Table below now reflects the valuation method recently adopted by the SEC, which is the aggregate grant date fair value of the equity award (see footnote (3)).

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen-sation ($)	Nonqualified Deferred Compensation Earnings Option Awards ($)	All Other Compen-sation ($)	Total ($)
Jim Grey Director	$7,000	Nil	$316(3)	Nil	Nil	Nil	$7,316
Garry Bourns(2) Director	$11,000	Nil	Nil	Nil	Nil	Nil	$11,000
Bernard Parkinson(2) Director	$7,000	Nil	Nil	Nil	Nil	Nil	$7,000
Brad Weinert Director	$9,000	Nil	$316(3)	Nil	Nil	Nil	$9,316

(1)

Compensation paid to each of Mark Sampson and Ralph Proceviat is included above under the heading “Summary Compensation Table”. Neither Mr. Sampson nor Mr. Proceviat received compensation for their services as directors during the fiscal year ended October 31, 2009.

(2)

Messrs. Bourns and Parkinson have determined not to stand for re-election at the Meeting and, accordingly, have tendered their resignations as directors, with such resignations to be effective as of June 22, 2010.

(3)

The value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3 years, expected volatility of 50% to 60%, risk free interest rates of 1.31% to 2.89% and expected dividend yield of 0%. The amounts in the Stock Awards column reflect the aggregate grant date fair value of the stock option awards granted in the respective fiscal year as computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures.

Acknowledgment Letter

In connection with the Company’s response to your comments, we have included a letter from the Company acknowledging the three statements as set out in your letter of October 15, 2010.

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We look forward to any further comments you may have regarding the Company's Form 10-K or Definitive Proxy Statement, or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604-682-5629.

Yours truly

Nexaira Wireless Inc.

By: /s/ Mark Sampson
_____________________

Mark Sampson
President, Chief Executive Officer

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Suite #1404 - 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel:  604-682-5629
Fax:  604-682-1044

November 2, 2010

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Larry Spirgel
Assistant Director
Corporate Finance Division

Dear Sir:

Re:	Nexaira Wireless Inc.
Form 10-K for Fiscal Year Ended October 31, 2009
Filed January 29, 2010
File No. 000-53799

In connection with your letter dated October 15, 2010 with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2009 filed January 29, 2010 and the Definitive Proxy Statement filed on May 27, 2010, the Company acknowledges and confirms that:

1.         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order. Should you have any questions please do not hesitate to contact the undersigned.

Yours truly

Nexaira Wireless Inc.

By: /s/ Mark Sampson
_____________________
Mark Sampson